Exhibit 99.2

December 17, 2024
Norton Rose Fulbright Canada llp 222 Bay Street, Suite 3000, P.O. Box 53 Toronto, Ontario M5K 1E7 Canada F: +1 416.216.3930 nortonrosefulbright.com

Consent of Norton Rose Fulbright Canada LLP

We hereby consent to the reference to our name on the face page and under the headings “Documents Filed as Part of the Registration Statement”, “Legal Matters,” and “Interests of Experts” and to the reference to our name and use of our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations,” in the prospectus supplement dated December 17, 2024 relating to the issuance by Electrovaya Inc. of common shares, which forms part of the Registration Statement on Form F-10 (File No. 333- 278139).

In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours very truly,

(signed) "Norton Rose Fulbright Canada LLP"